Exhibit 99.3
Q3 2011 Results Analyst Conference

Company:	Statoil ASA

Conference Title:	Q3 2011 Results Analyst Conference

Presenter:	Torgrim Reitan

Date:	Thursday 27 th October 2011 — 13h30 CET
Hilde Nafstad: Welcome to Statoil’s third quarter earnings presentation and conference call. My name is Hilde Nafstad. I’m the Head of Investor Relations in Statoil. Before we start, let me say that there will be no fire drills planned for today. In case the fire alarm goes off, you will need to exit through the two doors in the back of each side of the room and continue on towards the same side.
This morning at 7.30 Central European Time, we announced the results for the third quarter of 2011. The press release regarding the results was distributed through the wires and through Oslo Stock Exchange. The quarterly report and today’s presentation can, as usual, be downloaded from our website, statoil.com. There is a link directly to the presentation on the front page of statoil.com. I would ask you to kindly make special note of the information regarding forward-looking statements, which can be found on the last page on the presentation set. Please note that questions can be posted by means of telephone. Questions cannot be posted directly from the web. The dial-in numbers for posting questions can be found on the website. The operator of the conference call will explain the procedure for posting question over the phone immediately before the Q&A session starts.

It is now my privilege to introduce our Chief Financial Officer, Torgrim Reitan.
Torgrim Reitan:Thank you, Hilde, and welcome, everyone. So it’s a pleasure for me to present Statoil’s results for the third quarter of 2011, a quarter where we delivered strong financial results, we produced as expected, and we have made significant steps towards long-term growth.
Let us turn to some of the highlights since we last met. In the past months, we have taken large steps in line with the strategy we announced at our Capital Market Day in June. First of all, we

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have achieved strong financial results with a significant increase in earnings and in addition to stable production, this has been a quarter with successful exploration. Of course the most important one is the Aldous and Avaldsnes discovery, and I can tell you in Statoil we have not stopped smiling yet and we have problems with stopping to smile. This is one large oil discovery. There are communication between the two licences and we hold 40% in both of those, and on Friday last week we announced a doubling of the volumes in the Aldous part, and we increased our estimates to between 900 million and 1.5 billion barrels on the Aldous part alone. There, combined, Aldous and Avaldsnes is a giant and it is growing, and this is probably one of the five largest discoveries on the Norwegian Continental Shelf ever. So we will work with the partners to ensure the necessary clarifications and a rapid and optimal development of the field. But we are making discoveries elsewhere also and worldwide we have completed thirteen wells in the period, and we have made nine discoveries.

Furthermore, you know, we actively manage our portfolio to create value and we will put our money where our strategy is. So we are expanding into unconventionals and last week we announced an offer to acquire Brigham Exploration. So let me quickly run through the highlights once more since this is actually one of the largest single transactions Statoil has ever done. It builds on our stepwise approach into US unconventionals, first through the Marcellus deal and last year in the Eagle Ford, with the Eagle Ford deals and this one now establish Statoil as an operator in unconventional plays. So we will be one of the first majors in this area and Brigham had some of the highest initial production rates in the Williston Basin and they have been in the forefront of investing in value-adding equipment and infrastructure. We have a strong record in applying technology. We believe there is additional potential to unlock upside through our technology and R&D capability so we look very much forward to creating more value together with our new colleagues.

I can also mention that we are maturing our project portfolio. We have submitted plans for development and operations for the Skuld field in the Norwegian Sea and for the subsea compression project at Åsgard, and also in the quarter, the PDO for Stjerne and Vigdis North East was approved by the Ministry. And Skuld, Stjerne and Vigdis are examples of fast track projects and so far four fast track projects have been approved. A fifth one has been submitted

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and two more PDOs will be delivered before year end. So we are taking significant steps and we move ahead as planned.

Then, over to production. In the third quarter, production was as expected. Our equity production was 1,764,000 barrels per day, and this is a 14% increase over the third quarter last year. But, as you may recall, that quarter had a lot of maintenance. We have started up new fields and are ramping up existing fields, and I would like to mention the Peregrino start-up in Brazil which took place in April, and we are proud to see such a safe and efficient start-up of Statoil’s largest international operatorship and we expect to produce at full capacity from Peregrino within one year from start-up. And actually Peregrino makes Statoil the second largest operator in Brazil and it offers us opportunities for growth in a key offshore cluster.

Then I would like to congratulate our team at the Leismer Demonstration Plant in Canada, where we find the world’s largest known reserves of oil-bearing sands. We have achieved many milestones at Leismer in the past year, including regulatory approvals, safe start-ups and operational production ramp-ups. Also I would like to mention the start-up of the Pazflor development in Angola on the 24th August. This start-up was actually ahead of schedule and I would like to give Total credit for very good work. We hold 23.3% and this asset will contribute with approximately 45,000 barrels per day when we reach plateau over the coming months.

But we also saw a massive decline on mature fields as expected and some operational challenges, and we saw suspended production in Libya, as you know. Extensive maintenance has been carried out as we had planned for, and you all know the seasonal lower gas off-take that happens every year and it happened also in 2011.

Then an important point. We are continuing our strategy of gas optimisation, or value over volume as we call it, and so far this year we have reduced our gas production and instead hold it into future years where we see prices are better. And we have continued to move gas out of the fourth quarter as well. Production is of course extremely important to this company but if we can create even more value out of the production, that is even more important to us.

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So looking ahead, I should also mention the further delay on the Skarv project. BP, as the operator of the field, they have confirmed that the production start-up will be delayed until the end of first quarter in 2012. This start-up was expected earlier, in 2011, and this will of course have negative effects on our production in the fourth quarter. So this will impact the 2011 production with approximately 15,000 barrels per day and as you understand, Skarv will produce less than initially planned in 2012 as well.

So looking at things closer on the Norwegian Continental Shelf: our total production of 1,245,000 barrels per day, that’s an increase of 17% compared to last year. We see good production performance for most assets but production is impacted by known elements like the reduced water injection at Gullfaks, the riser challenges on some of our installations and the reduced production permit on Troll for the gas year that ended 1st October.

And internationally, production increased by 6% compared with the third quarter in 2010 to 519,000 barrels per day in the third quarter. In 2011, we have started up Pazflor and Peregrino as well as ramping up Leismer in Canada and increased production from Eagle Ford and Marcellus. The increase was partly offset by Azeri-Chirag and Shah Deniz in Azerbaijan due to operational issues and planned turnaround. We had decline in Angola, as expected, and we have suspended production in Libya.

In the third quarter of 2011, our net operating income was NOK 39.3 billion, and this is an increase of more than NOK 11 billion over the same quarter last year, or actually 39%, and this increase was largely driven by high commodity prices and increased production. The net income in the quarter is NOK 9.9 billion.

We have made adjustments to better reflect the underlying operations in the quarter like we do every quarter, and this quarter it is at NOK 3.9 billion. Those adjustments are impairment losses of NOK 4.8 billion, 3.8 of those is related to impairment of our refinery business and the majority of that is related to the Mongstad Refinery in Western Norway. The impairment is mainly because we have a more challenging outlook for refinery margins in Norwegian krone. The change is a result of a strengthening of the krone-to-dollar exchange rate, increased expected

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CO2 prices and an increase in the crude differentials, which are positive to Statoil overall but negative for our refineries. We are working hard to improve the underlying operations and we have since 2009 carried out a comprehensive programme to improve margins. However, the situation is still challenging and we will review further measures in order to resolve the situation. Other adjustments are higher fair value of derivatives of NOK 3.3 billion, with a positive impact on the net operating income.

So the adjusted earnings before tax was NOK 43.1 billion, and this is a 62% increase over last year, or more than NOK 16 billion. So higher commodity prices contributed with NOK 13.8 billion and increased volumes contributed with NOK 5.5 billion. The reported tax rate was 76.6% in the quarter but based on adjusted earnings, it was 73.5% and I will revert to that later in my presentation.

Then over to the segments. A few comments due to adjusted earnings. Development & Production Norway delivered NOK 35.8 billion in adjusted earnings and this is an increase of nearly 65%. The increase was mainly due to higher prices, impacting with NOK 10.9 billion, and increased production of oil and gas with a positive impact of NOK 5.5 billion. And I would particularly want to mention that the production cost on the NCS is stable despite new fields onstream and extensive maintenance, and the focus on cost-efficient operations will continue.

International development and production delivered earnings of NOK 4.1 billion and this is an increase of 64%. Increased prices in Norwegian krone impacted positively by NOK 2.9 billion and exploration costs actually decreased by NOK 1.1 billion and that is despite that exploration activity has increased. This is due to higher capitalisation this quarter. This was partly offset by higher operating expenses, the start-up of Leismer and Peregrino and the ramp-up of Marcellus and Eagle Ford contributes to cost increases. The high activity level will impact our costs going forward as well.

There is one additional point that is worth mentioning as well and that is related to royalties in the fields. Those are accounting wise, handled as part of the revenue at equity and in the cost

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line as well. So this is a part of the cost picture and that is expected to continue going forward as well.

Marketing, processing and renewals delivered NOK 2.5 billion in earnings, that’s up NOK 400 million higher than last year. For natural gas the increase was mainly due to higher margin on gas sales and higher entitlement volumes which was partly offset by decreased income from Gullfaks caused by a decreased ownership share and a lower tariff income.

For crude oil processing, marketing and trading we saw a small loss compared to a small earnings last year. We realised lower margins from products and gas-liquids trading in a challenging market and a traditionally strong gasoline market during this part of the year has been very weak.

Refinery margins are low this quarter but they were on a similar level last year. Finally I would like to remind you of the sale of our gas-led assets. This will significantly impact the NPR results from the first quarter next year. Tax on adjusted earnings is 73.4% this quarter. This quarter we have a relatively higher income tax with a marginal tax rate of 78% from the regional continental shelf. I have told you earlier this year that we expect to come in the higher end of our guided tax rate of 70-72% in the full year. Our expectation is now that we will be slightly above that range and that is mainly due to strong earnings from the Norwegian continental shelf with a higher than average tax rate, so we will get richer and the state will also get richer.

Then over to the cash flow. So far this year the cash flows from underlying operations are strong, NOK 177 billion. This is mainly due to high prices of liquids and gas. We paid approximately NOK 23 billion in taxes during the quarter and NOK 67 billion so far this year. We pay taxes in Norway six times per year and in the fourth quarter we will pay two instalments.

Proceeds from sales are significant. We have received the proceeds from the Peregrino transaction in Brazil and the KTD transaction in Canada. All in all this has brought NOK 29 billion this year. Finally we expect to close the Gullfaks transaction by year end and this will provide us with around NOK 17 billion more.

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We have a quite comfortable position with a strong balance sheet and a lot of cash at hand. The net debt was 13.6% at the end of the quarter and I expect as earlier stated that the net debt by year end will end around 10% excluding the Brigham acquisition. That acquisition is expected to increase our net debt by approximately 6-7 percentage points.

Investments are progressing as planned and we expect to spend around $16 billion in 2011. We will adjust the 2012 investments during our fourth quarter and strategy update in February 2012 where we will take into account the Brigham acquisition. Exploration is also expected to come in around what we have guided, around $3 billion.

As we have previously guided we expect equity production for 2011 to be slightly below the 2010 level. Equity production for 2012 is expected to grow around 3% average rated based on the actual 2010 equity production. As I said at the start of my presentation our third quarter production was in line with our expectations and as you know BP has delayed the start-up of the Skuld field until the end of the first quarter next year and as I said this will impact our 2011 production by 15,000 barrels per day.

We continue to work the riser issues, it is under control and we are waiting for new risers to be installed. This will have an impact for 2011 and also some impact in 2012 as well.

So for this year we have moved gas out of 2011 and into later years and this is due to opportunities in the markets and enables us to get better prices for our gas. We have continued to move gas out of the fourth quarter as well so this will also impact the fourth quarter production. Turnarounds will impact the international production by around 30,000 barrels per day next quarter and in total the estimated impact from turnarounds from equity production is around 50,000 barrels per day for the full year 2011 and that is mostly liquids.

So in summary we believe this has been a quarter with significant progress for Statoil, strong financial results and production in line with expectations and exploration success and business

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development for the long term. We presented our strategy at our Capital Markets Day in June and we have taken significant steps towards delivering on the long term outlook towards 2020.

So this concludes my presentation. Thank you very much for your attention and I will leave the word to Hilde to lead us through the Q&A session. Please.
Hilde Nafstad:Thank you very much Torgrim. We will now turn to the Q&A session. For this session Torgrim will be joined by the Senior Vice President for Accounting and Financial Compliance Kaare Thomsen and Senior Vice President for Performance Management and Analysis Svein Skeie. This session will last for approximately 15 minutes. We will take questions from the audience and over the telephone. I will first ask the operator to explain the procedure for asking questions over the telephone.
Operator:Thank you. Ladies and gentlemen if you would like to ask a question over the phone please press *1 on your telephone keypad. Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment. If you find that your question has been answered you may remove yourself from the queue by pressing *2. Again please press *1 to ask a question. Thank you.
Hilde Nafstad:We’ll start with questions from the audience. I will ask you to please state your name and who you represent and we will pass the microphones around. We have a question from John.
John Olaisen:Yes, good afternoon, this is John Olaisen from Carnegie. Could you tell us a little bit about when you expect to be able to book the Aldous-Avaldsnes reserves into your official reserves please?
Torgrim Reitan: Thank you. First of all the resources and reserves are going to be large as we all understand. We are working as hard as we can to mature this and develop concepts. We aim for this asset to come into production before 2020 and you know we have an ambition for 2017 for production. You know the booking of reserves is a large chunk at the point of sanction and

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then a second chunk at the start of production, so the sanctioning will be between now and 2017. As you can understand I cannot be more exact than that but this will of course be positively impacted. Yes?
John Olaisen:My second question is regarding the Brigham acquisition. It’s currently producing about 21,000 barrels and you said it could produce 60,000-100,000 barrels within five years, i.e. being 2016. You also have quite explicit guidance on production for 2016. Does the Brigham acquisition mean anything to your production guidance for ‘16?
Torgrim Reitan: When it comes to production guiding we have said that we will stick that. This will have an impact all the way to 2020 as well, so this will make us even more comfortable in the way we have guided the markets. So this will be a positive contribution to what we have guided to. We were comfortable with the guiding that we gave at the Capital Markets Day so this will make us even more comfortable on that.
John Olaisen:Just to be clear on that, should we add 60,000-100,000 barrels on top of your previous guidance or if not how should we interpret your guidance? Is it an organic plus potential acquisitions that are included in your guidance or how do you see this?
Torgrim Reitan: I see this as the guiding going forward. As such in the 2016 perspective we are not ready to make any adjustments to that. In 2012 we say this is within the uncertainty of the range we are guiding on. When it comes to 2016 we are not prepared to make any changes. This will be a positive contribution compared to the portfolio today and if it is relevant to change it that will be done at a later point in time.
John Olaisen:Ok, thank you.
Hilde Nafstad:More questions from the audience? Yes, we have one.
Helge Martinsen: Helge Martinsen, Nordea Markets. I was wondering if you could please explain the development of the gas prices from the second quarter into the third quarter, why it’s

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dropping? The second question on the tax rate on the MPR; and the third question is could you be more precise on what you mean by you’ve got a more flexible production permit?
Torgrim Reitan: Ok, thank you. On the tax rate on the MPR I can take that myself, so Svein, if you can prepare on the development of the gas prices that will be good. In the MPR there are several tax regimes involved, mainly it’s offshore NCS like the process and transport business which is in the 78% regime and then we have activities in a 28% regime. So we have of course profit in the 78% regime and then we have losses in the 28% regime, so when you combine that together you get strange tax rates on the segment as such. That is the main explanation on that one.
Svein Skeie:On the gas prices a large part of our gas sales are then linked to contracts with references to oil prices, so it’s then dependent on the development in oil prices especially for fuel oil and gas oil relating to the prices and then you typically see a six month lag on it. In addition we are also selling gas on the spot and that will also affect the gas prices as we report quarter by quarter, so that will be an average blend.
Hilde Nafstad:Are there any further questions from the audience? Then we will turn to the questions over the phone. Operator, can you please introduce the first question?
Operator:We will take our first question here from Brendan Warn with Jefferies. Please go ahead.
Brendan Warn: Thanks, it’s Brendan Warn from Jefferies. Just a first question, just two questions please. Can you give us an update on Shah Deniz Phase 2 and timing and milestones that we’ll be looking for in terms of FID and I guess your commitment to the Nabucco project? Then just secondly can you just remind us of the upcoming high impact wells for the coming three months, both Norway and International and just the timing of your well in Block 2 in Tanzania? Then thirdly just the status of the ratification of your new acreage in Angola please?
Torgrim Reitan: Ok, thank you. Shah Deniz Phase 2 is an important development to Statoil. The Shah Deniz Phase 2 is expected to produce in total around 16 billion cubic metres per year when that plateaus. As you know there is a lot of things to be clarified before that can be sanctioned and it

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is especially related to transportation and transit of the gas. There is progress in those discussions so we are progressing ahead with the work in the partnership as such, so first of all this needs to be bid on, a concept selection especially on the transport route and then it will move forward towards final sanctions, so we are following that very closely and things are progressing. On Angola and the pre-salt licences there, those are not finally concluded yet but they are expected to be closed in the not too distant future. Then on the high impact well in Tanzania, Svein, can you give an update on that one?
Svein Skeie: In Tanzania, the well there, we expect them to spud that around year end, probably in December this year. That’s when we expect to spud it.
Torgrim Reitan: That is not expected to be concluded in 2011 but in 2012.
Brendan Warn: Can you just remind us of some of your other high impact wells please that are near term?
Svein Skeie: On the Norwegian continental shelf I think you should look out for the King Lear that we are now planning to spud in the near future (in the Faeroes). That will also then probably be concluded in 2012, so that will probably be spudded prior but concluded after year end.
Brendan Warn: Ok, thank you guys.
Hilde Nafstad: Next question please.
Operator: We will now take a question from Michael Alsford with Citigroup. Please go ahead.
Michael Alsford: Good afternoon, a couple of questions if I can. Firstly just following the Brigham deal, should we see Statoil potentially looking to add further acreage in either the Bakken or of other parts of your unconventional gas portfolio in the US? Secondly just a bit further on East Africa you’ve got a couple of blocks in Mozambique. Could you potentially talk a little bit around the

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plans that you might be undertaking into next year following I guess recent successes for ENI and BG and Anardarko? Thank you.
Torgrim Reitan: Thank you. I will talk to Brigham and Svein, you can talk on Mozambique and Tanzania. Brigham is a significant step forward for us with the third largest acquisition into unconventional for us. We see this as a very important part of the energy mix going forward and the next wave is going to be much more technology intense than it has been so far. So that is really where we really see the Statoil footprint within this business. So Brigham is giving us an operator role in the key area in Bakken. When it comes to further acreage we are looking to optimise the areas we have. We also in the quarter concluded a transaction together with Talisman with SM Energy, a small transaction but this will be an active approach to the acreage we have there and we will continue to do that. So we will move forward on that basis in the US. Then East Africa.
Svein Skeie: I will then start with Mozambique where we are now planning then for doing this highly prolific sector so we are planning then to have a large 3D seismic survey which we are then planning for in the second quarter. Our intention then is following the seismic activity that we will drill a well in the 2013-2014 perspective. On Tanzania then it’s about the well that we then plan to spud but it will be concluded next year. That’s as we discussed earlier.
Michael Alsford: That’s great, thanks very much.
Hilde Nafstad: Next question please.
Operator: We will now move to Mark Bloomfield with Deutsche Bank. Please go ahead.
Mark Bloomfield: Good afternoon, just two questions please. Firstly a question on your international business and costs. Adjusted opex and depreciation both stepped up quite sharply this quarter which was presumably due to Peregrino and Pazflor. I’m just wondering if you can give us a sense of the run rate going forwards particularly over the next 12 months as those projects continue to ramp up? Second question just turning to the Aldous and Avaldsnes discovery,

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perhaps you can give us some insight into your appraisal plans over the next 12 months there? Thanks.
Torgrim Reitan: Alright, thank you. On international costs if you look at the operating expenses and SG&A on an adjusted basis it increased to NOK 3.6 billion in the quarter from NOK 2.6 billion, so that was a significant increase. That can be explained mainly by two things. One element is growing production and growing activity. You know we have a start-up of Leismer and Peregrino and Pazflor this quarter compared to last quarter and we are ramping up the Eagle Ford and Leismer activity and that counts for our own half of that increase. The other explanation is related to royalties and production bonuses in various fields across the portfolio and the production from those fields are growing. The way we deal with royalties and production bonuses is that we work the revenue based on an equity basis and then in the costs we subtract the royalty and production bonuses as costs in this cost line. That in general terms explains the other half of that increase. Then to your very important question about what to expect going forward? The royalties and production bonuses, that will certainly continue as these fields have the intention to continue to produce and also we expect significant activity and growth internationally going forward as well, so I think that must be the guiding I can give on the international cost level going forward. Then on the plans for Aldous and Avaldsnes, we expect an appraisal well, at least spudding on that on the Avaldsnes part this year and then there will be further activities on the Aldous part next year as such. So to firm up the volumes and prepare for selecting development solutions and so these are of course assets that will be prioritised to be worked and they are.
Hilde Nafstad: Alright, we’ll now move on to the next question.
Operator: We will now move to Oswald Clint with Sanford Bernstein. Please go ahead.
Oswald Clint: Hi, good afternoon, thank you. Just going back to Azerbaijan actually, could you just give us some insight into what’s happening when you say operational issues at the ACG Field and the shutdowns at Shah Deniz? Is there anything there more problematic we should be aware of? The second question was back on the Brigham acquisition, you talked about it having

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the highest production rates in Bakken. It does seem to be that they also had the highest number of fracs per well in Bakken. Is that something you think you will have to sustain the high level of fracs per well or is that something you think you might be able to decrease?
Torgrim Reitan: Alright, thank you. On Azerbaijan first, BP operates these fields. Let’s touch upon Azeri-Chirag first. There have been some sand issues in the wells there. That field, there will be done maintenance on this one later this year. On Shah Deniz it is more related to value integrity issues and a cautious approach by the operator. I think to get more details on this I think it’s prudent to discuss that with BP as the operator, but these are significant contributors to Statoil’s production. Then on Brigham and fraccing, yes, they are one of the companies that frac the most and they have strong experience in that. The way when we work together with them we will of course very much appreciate their skills and their technology and skill sets related to fraccing. I think there is more to be learned and more to be developed about fraccing in the right way and fraccing efficiently and so on, so we will certainly contribute to that into that asset going forward.
Oswald Clint:That’s great, thank you very much Torgrim.
Hilde Nafstad:Next question please.
Operator:We will now move to Hootan Yazhari with Bank of America Merrill Lynch. Please go ahead.
Hootan Yazhari: Hi there, two questions please. First and foremost the very big discoveries that you’ve made in Norway, obviously there’s a consideration here to be made with the sort of resources available to you. Are you now looking to reconfigure your portfolio and optimise it such that you dedicate more resource to Aldous and Avaldsnes and in that context would you now look or would you be more amenable to divesting assets in Norway? The second question really revolves around if you could give us some more colour on the Logan discovery and any sort of further guidance you can give on your drilling programme in the Gulf of Mexico for the next few months? Thank you.

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Torgrim Reitan: Alright, thank you. Aldous-Avaldsnes, it’s large, it’s going to take a lot of resources of course to develop and it will have priority. When that is said we have quite a large capacity. We have actually more than 100 projects in the pipeline currently and have a lot of capacity in hand. We will need to prioritise even without Aldous and Avaldsnes so brining both Åsgard and Skuld online will mean that some other assets need to wait a little bit more, but on the net it is of course very positive. On your point on divesting assets in Norway, let me just put it into perspective. If you look at Statoil over the last years we have had a quite active approach to our portfolio. We have sold out of our shipping activities or petrochemical activities. We have IPO’d our fuel and retail business. We are recently selling our transportation system on the Norwegian continental shelf and we have done adjustments to some of the big international assets as well. Going forward we will continue with an active portfolio management and I think that has proved us quite well and looking at Statoil as a very upstream company we are actually currently what many other companies would like to be as I see it. We will continue with portfolio management and nothing in our portfolio is more sacred than anything else. That’s a general comment on that. I would not of course speculate on either this or that but in general we have an active portfolio approach to all of the assets in the company. When it comes to the Logan discovery I think it’s important not to take that out of proportion in any ways. We have encountered hydrocarbons which is good. More work needs to be done on this well to see how much is in place, recovery rates and whether it is commercial or not, so let’s not overstate that currently. I can say this is not Aldous and Avaldsnes all over again, I can certainly tell you that. So that’s on Logan.
Hootan Yazhari: And a comment on further exploration activity in the Gulf of Mexico in the near term?
Torgrim Reitan: Yes. We have...let me see here, we have Bioko and Kilchurn and the first up is Bioko as far as I recall. When is that going to be spudded Svein?
Svein Skeie:It will probably be spudded next year.
Torgrim Reitan: Ok.

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Hootan Yazhari: Ok, wonderful. Thank you very much.
Hilde Nafstad:Next question please.
Operator:We will now move to Nitin Sharma with JPM. Please go ahead.
Nitin Sharma:Hi, good afternoon, two questions please. The first one more an extension of earlier questions on the project. You explained briefly the build-up in US unconventional space, three transactions. My question is what are the next steps? Are acquisitions on the near term agenda and if so could you please give us a little bit more colour in terms of size, what sort of comfort range in terms of where your balance sheet would be if you were to go in for a deal? I’m fully aware that post Brigham you’re still very comfortable at 17%, 18% gearing, so just a little bit more colour on that front. Second could you please explain the very high tax rate in MPR please? That’s one bit that I could not grasp looking at your release this morning. Thank you.
Torgrim Reitan: Alright, ok. I tried one explanation earlier so I will give a chance to Kaare to explain it better this time on the tax rate on MPR. On unconventional and acquisitions going forward, you know it’s...we have an active look on a lot of things around the globe also within unconventional and Brigham is an example of that. Going forward I can neither confirm or exclude whether that is part of the route going forward but it is important for us to be well placed in an early stage in a new place within unconventional, to put a Statoil footprint in place early and see that we are able to create value on anything that we do. On comfort range and balance sheet and all of that we are running now with a net debt of 13.6% and expect that to come down to 10% and then when the Brigham transaction is closed it will increase by 6, 7 percentage points. We have significant cash at hand and so on. I will just share some thoughts about how we are thinking. To us it is very important to run with a solid balance sheet and with significant liquidity and I touched upon that several times during the year. First of all running a company like Statoil, a big oil and gas company, you need to do that with a big balance sheet. You also need to have significant liquidity especially in uncertain times and the current market and outlook is unresolved so we will continue with that. So we have a very cautious approach to the gearing of

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the company going forward. That said a good oil and gas company needs to be able to take long term decisions also in troubled times and not be impacted by short term fluctuations, so that is the characteristics of a good oil and gas company and I think the Brigham acquisition is a good example of that. We were able to make a strategic move in a time with a lot of uncertainty and we were able to do that due to that we have solid financials and a strong balance sheet and liquidity at hand. But we will continue running with a solid balance sheet. Then tax rate MPR Kaare.
Kaare Thomsen: As the tax rate for MPR is close to 100% I fully understand your question and if you look at the income composition of MPR this quarter it’s exemplified in our highlight presentation in the supplementary on the 16th page there. You will see that the majority or more than the total earnings are coming from the net gas marketing and the net processing and transportation. Those parts of the business have a marginal tax rate of 78%, average tax rate to expect around 75% and then we have a loss in the part which is taxed around 30% and when you add this profit taxed on average probably around 75% and you only get a deduction with 30% of the losses approximately, then we get this strange tax rate which in this period is 99%. We have said that probably it will be on average around 70% but it will very much vary with the composition of the income of the MPR segment.
Nitin Sharma:Very clear, thanks.
Torgrim Reitan: Just to add on that, when Gassled is going out of our portfolio there will be even more fluctuations of the earnings and the tax rates on these segments.
Nitin Sharma:Thank you.
Hilde Nafstad:Next question please.
Operator:We will now move to Teodor Nilsen with First Securities. Please go ahead.

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Teodor Nilsen:Good afternoon. My first question is related to the average realised liquid prices. It seems like the discount to the average sread during the quarter was slightly higher than normal, so my question is: is that only related to NGL prices? My second question is related to the Brigham deal. What thoughts do you have around your ownership in Brigham and Bakken going forward? Thank you.
Torgrim Reitan: Could you please repeat the last question, I didn’t get that?
Teodor Nilsen:It’s related to Brigham and your efforts around the owner share in Brigham going forward.
Torgrim Reitan: Ok, alright. On the realised liquid prices you are right, it’s very much to do with NGL prices. On Brigham and owner share, I’m not sure I really understood the question but we will issue a tender offer to the Brigham investors during October. Then there will be a 20 working day time period for them to accept it. If more than 90% of investors accept it then automatically then we have the right to buy the rest of the shares. If it is between 50% and 90% then there are all the mechanisms that comes into place, so that is the process going forward. When the transaction is closed this will be integrated into the Statoil organisation and the ownership structure will be an internal Statoil ownership structure. This asset will be run very much by the existing Brigham management and we will see to that we’re able to continue with capturing the way they run the business and the way they are operating and then combining it with the strong thing that Statoil can contribute, technology, there will be some system and processes going forward.
Hilde Nafstad: Can we have the next question please?
Operator:We will now move to Dominique Patry with Cheuvreux. Please go ahead.
Dominique Patry: Yes, good afternoon. I have a question regarding your gas price optimisation strategy. Just in order to better quantify the impact it could have on your production, could you

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maybe help us assess the impact it had on your nine month production compared to what you were maybe originally expecting?
Torgrim Reitan: Yes, so the gas optimisation is as I told you that we will reduce production and then sell it into later periods with higher prices. So far this year we had done that in the summer months where we had that opportunity and you asked about the typical impact related to that. It is in the range of 10,000-15,000 barrels per day typically. That is what we’re talking about in that respect. However we continue with that into the fourth quarter as I said.
Dominique Patry:Ok, thank you very much. With regard to the negotiation that you have with some of your customers with regard to long term contracts, could you maybe elaborate a bit more about sometimes the flexibility they are asking in terms of spot price indexation versus oil indexation?
Torgrim Reitan: Ok, thank you. On the long term gas contracts there are of course discussions with customers. In general terms our customers create noises every time when the spot prices is below the long term gas price, so that is as expected. The gap in the spot price and the long term gas price, that has narrowed over the last couple of years, so the issue is less than it used to be. In general terms in the long term contracts there are renegotiation mechanisms that are core on the regular intervals, so in 2012 around 50% of the volumes in the long term contracts are sort of up for renegotiations. So we have dialogues with our customers in that respect. There is some spot indexation into those contracts already and that is all working well. When discussing the long term contracts we typically discuss a lot of things at the same time: indexation, flexibility and security of delivery and all of that. So that’s quite a complex picture. We consider ourselves to be well positioned in the European gas market. We are close to the market. Our gas has to travel 1/5 of Algerian gas, 1/8 of Russia gas and 1/10 of Qatari gas, we have all pre-invested in infrastructure and so on, so we are ready to act in the market and we are building up our own end user business in parallel to the long term contract and acting directly with the core producers and start Bakken and so on. So we see a healthy development in the gas markets in Europe actually and we see that especially into the power segment. The

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long term contracts, we see them as an important part of the portfolio and they’re here to stay, but they will be part of our gas sales portfolio going forward.
Dominique Patry:Ok, thank you very much. If I may one final question from my side. On the Marcellus ramp-up if I recall correctly you were a little bit constrained by pipeline damaging issues. Has it been cleared with regard to your former production guidance for 2012 out of the Marcellus?
Torgrim Reitan: Do you have a chance to repeat that question please?
Dominique Patry:Yes, sorry. As far as I understood you had some restrictions in terms of pipeline permitting for the ramp-up of the production from the Marcellus, so I just wanted to be updated on this front.
Torgrim Reitan: Alright, ok, thank you. Yes, that’s a very insightful question like all the others earlier today. On the Marcellus we have a lot of wealth waiting for transportation capacity that are prepared. There have been some delays in the permitting especially to the gathering systems in that area. There have been bottlenecks in the organisation that make those approvals. Those are now moving better and the time from application to approval has been reduced quite a bit, so that is progressing but you’re right, we have a lot of wells ready for gathering systems. So this is moving forward and that is good.
Dominique Patry:Thank you very much.
Hilde Nafstad: We will move on to the next question which will have to be the last in the interest of time. Next question please.
Operator: We will now move to Matt Lofting with Nomura. Please go ahead.
Matt Lofting: Thanks, good afternoon. I just had two quick questions please. Firstly could you just elaborate a little bit on the unchanged production guidance for 2012? Does that guidance now

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implicitly include or exclude any volumes for next year from the Brigham acquisition and within that how has the delays around Skarv impacted your confidence on hitting those targets? Secondly I think on the refining side I think there was an impairment on Mongstad. Could you elaborate a little bit around the comment in the presentation earlier that a further review would be carried out of that business? What are the potential options there going forward? Thanks.
Torgrim Reitan: Alright, thank you. So in 2012 we expect to increase production by an average of 3% per year from 2010 to 2012 and we deliberately say around three percentage point growth and that is to give you a range, implicitly a range and a positive element into that is the Brigham acquisition, it is sort of within the uncertainty that we have in the production and here Skarv is contributing negatively through the same picture in 2012 so this is sort of within the accuracy that we want to give guidance on. On the refining on Mongstad first of all Mongstad is a very important refinery to Statoil, it is very much interlinked with the upstream business and it creates significant value for the value chain, so it is an important asset to Statoil. That said running onshore industry in Norway is not the easiest thing. We’ve talked to aluminium producers or other producers, they are actually hard to get good profitability. When it comes to these assets the reason we have written it down is it’s due to the outlook that we see for the refining industry in Europe and there’s a lot of other companies that are struggling with their refinery business as well. We have put in place a significant improvement programme that we are on our way to deliver. We need to have a closer look at that and continue to look for improvements to improve that business. You know this is an asset with a Norwegian cost structure, onshore Norway and you know we want to be as competitive and we want to be competitive onshore as we are very competitive offshore as well. There are of course things that we don’t control like the framework conditions or onshore industry and there have been changes made to the tax depreciation rules on these assets. That is nothing that we have control over but we will encourage the politicians to look into that, to see to that onshore industry can live profitably and well also in Norway, but we are continuing to work with improvements on Mongstad going forward but it is a very important asset to us.
Hilde Nafstad: I see that we now only have one last question in the queue, we will make time for that as well. Last question please.

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Operator: We will take our question from [Yuli Gerard] with Inside Investment. Thank you.
Yuli Gerard: Hi there, this is Yuli Gerard. What I wanted to ask is in regards to your unconventional tight oil and tight gas purchases you’ve done in the past development, where does your presence lie going forward? Do you rather want to grow more in tight oil or in tight gas? Secondly so far you will pretty much finance those acquisitions through divestments and I think the rating agency quite clearly said if you continue on a growth path of acquisitions they actually might go after your credit rating. Could you please comment on that?
Torgrim Reitan: Ok, thank you. We are placed in three areas which we find very attractive, so we will grow all of those three areas, so there are no sort of specific preferences. The Bakken play is of course a very interesting new addition and it’s tight oil, so that is of course an area of importance going forward. Divestments have taken place and the portfolio management will be a natural part of what we do going forward as well, on the balance sheet that we have and the liquidity we have at hand there is of course significant comfort in that going forward as well. Further acquisitions, you know I will not comment on whether or not we are looking into that but in general we look at a lot of things. Credit rating agencies, there we have a close cooperation with them as well so we have currently a AA- rating with S&P and that’s where we are so we are of course looking carefully after how this develops going forward. It’s a comfortable rating as such and you know in these times it’s good to have a rating like that.
Yuli Gerard: Ok, thank you.
Hilde Nafstad: Thank you. That will have to conclude our Q&A session and also our programme for today. Today’s presentation and Q&A session can be replayed from our website in a few days and transcripts will also be available. Any further questions can be directed to the Investor Relations department. Thank you all very much for participating and have a good day.

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Additional information
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Brigham common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The merger agreement and the tender offer statement will be filed with the SEC by Statoil and the solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.
None of the information included on any Internet website maintained by Statoil, Brigham or any of their affiliates, or any other Internet website linked to any such website, is incorporated by reference in or otherwise made a part of this press release.
Forward-Looking Statements
This communication contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements.
All statements other than statements of historical fact, including, among others, statements such as those regarding: the expected completion of the proposed acquisition; plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; the expected impact of USD/NOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.
These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the ability of Statoil to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the Offer and the subsequent merger; uncertainties as to how many of Brigham’s stockholders will tender their shares of common stock in the Offer; the possibility that various other conditions to the consummation of the Offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition. Other factors include levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.

Additional information
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Brigham common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The merger agreement and the tender offer statement will be filed with the SEC by Statoil and the solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.
None of the information included on any Internet website maintained by Statoil, Brigham or any of their affiliates, or any other Internet website linked to any such website, is incorporated by reference in or otherwise made a part of this press release.
Forward-Looking Statements
This communication contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements.
All statements other than statements of historical fact, including, among others, statements such as those regarding: the expected completion of the proposed acquisition; plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; the expected impact of USD/NOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.
These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the ability of Statoil to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the Offer and the subsequent merger; uncertainties as to how many of Brigham’s stockholders will tender their shares of common stock in the Offer; the possibility that various other conditions to the consummation of the Offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition. Other factors include levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.

The SEC permits oil and gas companies to disclose only proved, probable or possible reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Statoil’s use of the term “risked resource base” in this release includes reserves other than proved, probable or possible reserves, which the SEC’s guidelines strictly prohibit us from including in filings with the SEC. This term includes estimates which are not yet classified as proved, probable or possible reserves. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. Risked resource base includes internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques and have not been reviewed by independent engineers and do not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System. Actual quantities that may be ultimately recovered from these properties will differ substantially. Factors affecting ultimate recovery include the scope of the ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors; and actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of the risked resource base may change significantly as development provides additional data.